UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

LINE CORPORATION

(Name of Issuer)

Common stock, no par value

(Title of Class of Securities)

53567X101(1)

(CUSIP Number)

NAVER Corporation

NAVER J. Hub Corporation

c/o 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea

Phone Number: +82-1588-3830

Attention: Mr. Jemin Ryoo

With a copy to:

Sang Jin Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

19F Ferrum Tower

19, Eulji-ro 5-gil, Jung-gu, Seoul, Korea

Phone Number: +82-2-6353-8030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one share of common stock.

CUSIP No. 53567X101	13D	Page 2 of 13 pages

1.	Name of reporting person NAVER Corporation
2.	Check the appropriate box if a member of a group (see Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see Instructions) WC, BK
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 200,373,878 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 200,373,878
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 200,373,878
12.	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions) ☐
13.	Percent of class represented by amount in Row (11) 79.7% (2)
14.	Type of reporting person (see Instructions) CO

(1)	The Issuer’s articles of incorporation provide that 100 shares constitute one “unit” of common stock. A shareholder of record is entitled to one vote per unit (100 shares) of common stock.
(2)	Based on a total of 251,301,642 shares. See Item 5 of this Schedule 13D.

CUSIP No. 53567X101	13D	Page 3 of 13 pages

1.	Name of reporting person NAVER J. Hub Corporation
2.	Check the appropriate box if a member of a group (see Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see Instructions) BK
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 200,373,878 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 200,373,878
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 200,373,878
12.	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions) ☐
13.	Percent of class represented by amount in Row (11) 79.7% (2)
14.	Type of reporting person (see Instructions) CO

(1)	The Issuer’s articles of incorporation provide that 100 shares constitute one “unit” of common stock. A shareholder of record is entitled to one vote per unit (100 shares) of common stock.
(2)	Based on a total of 251,301,642 shares. See Item 5 of this Schedule 13D.

CUSIP No. 53567X101	13D	Page 4 of 13 pages

Item 1.	Security and Issuer

The securities to which this Schedule 13D relates are the shares of common stock, no par value (“Common Shares”), of LINE Corporation, a Japanese corporation (kabushiki kaisha) (the “Issuer” or “LINE”) listed on the New York Stock Exchange (the “NYSE”) and the First Section of the Tokyo Stock Exchange (the “TSE”), and American depositary shares, each representing one Common Share (“ADSs”) (Common Shares, including those represented by ADSs, are collectively referred to herein as the “Shares”). The address of the principal executive offices of the Issuer is JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, 160-0022, Japan.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by NAVER Corporation, a Korean corporation (jusik hoesa) listed on the Korea Exchange (“NAVER”), and NAVER J. Hub Corporation, a Japanese company (kabushiki kaisha) and a direct wholly-owned subsidiary of NAVER (“NAVER J. Hub”), pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). NAVER and NAVER J. Hub are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Transactions (as defined below) described in Item 4 of this Schedule 13D.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

NAVER’s principal business is the operation of Korea’s leading search portal and other applications relating to online advertisements, shopping and contents. The address of its principal business office is 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea. Information relating to the directors and executive officers of NAVER is set forth on Schedule A attached hereto, which is incorporated herein by reference.

NAVER J. Hub’s principal business is investments in global AI and real estate leasing. The address of its principal business office is 2-10-44 Kamiosaki, Shinagawa-ku, Tokyo, Japan. Information relating to the directors and executive officers of NAVER J. Hub is set forth on Schedule B attached hereto, which is incorporated herein by reference.

During the last five years, neither of the Reporting Persons, nor to the best of Reporting Persons’ knowledge, any of the persons identified on Schedules A and B attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the funds used by NAVER in acquiring the Allotment Bonds (as defined below), amounting to JPY 74,989 million, was cash on hand.

Pursuant to the Transaction Documents (as defined below), on August 3, 2020, NAVER J. Hub and SoftBank Corp., a Japanese corporation (kabushiki kaisha) listed on the First Section of the TSE (“SoftBank,” and together with NAVER J. Hub, the “Purchasers”), commenced a joint tender offer (the “U.S. Offer”) to purchase up to 100% of the Common Shares that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act) (such holders collectively, the “U.S. Holders”) and

CUSIP No. 53567X101	13D	Page 5 of 13 pages

up to 100% of the ADSs from all holders, wherever located, at a purchase price of JPY 5,380 per Common Share and per ADS, in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated August 3, 2020 (the “U.S. Offer to Purchase”), a copy of which is included as Exhibit 99.2 hereto and was included as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed by the Reporting Persons and SoftBank with the U.S. Securities and Exchange Commission (the “SEC”) on August 3, 2020 (as amended from time to time, the “Schedule TO”), and in the accompanying Common Share Acceptance Letter or the ADS Letter of Transmittal, as applicable. Simultaneously with the U.S. Offer, the Purchasers commenced an offer in Japan in accordance with the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended from time to time) to purchase up to 100% of the outstanding Common Shares, options for the purchase of Common Shares (the “Options”) and the Regulation S Bonds (as defined below), from all holders of Common Shares, Options or Regulation S Bonds who are not U.S. Holders, subject to certain restrictions (the “Japan Offer,” and together with the U.S. Offer, the “Offers”). The offer for Common Shares in the Japan Offer was for the same price and on substantially the same terms as offered to purchase Common Shares and ADSs in the U.S. Offer. The Japan Offer was not open to U.S. Holders.

The U.S. Offer expired at 2:30 a.m., New York City time, on September 15, 2020 (the “Expiration Date”). The consummation of the U.S. Offer was not subject to any condition that a minimum amount of Common Shares and/or ADSs be tendered into the Offers. At the end of the period from the commencement of the Offers on August 3, 2020 to (and including) the Expiration Date (the “Offer Period”), a total of 30,143,898 Common Shares and 1,090,772 ADSs had been tendered and not withdrawn pursuant to the Offers, representing in the aggregate approximately 12.9% of the Shares outstanding as of June 30, 2020. Pursuant to the Transaction Documents, NAVER J. Hub will purchase 15,617,335 of such Shares and SoftBank will purchase the remaining 15,617,335 Shares.

Pursuant to Japanese law and regulation, the settlement of the Japan Offer will occur on September 24, 2020, the fifth Japan business day following the Expiration Date. The Purchasers expect the settlement of the U.S. Offer (the “Settlement”) to occur on the same day as the settlement of the Japan Offer. At the Settlement, all Shares that were validly tendered into the Offers and not properly withdrawn during the Offer Period will be accepted for payment by the Purchasers. The aggregate purchase price payable by the Purchasers will be approximately JPY 84 billion each, excluding related transaction fees, costs and expenses.

NAVER J. Hub will finance such purchase with debt financing. On September 16, 2020, NAVER J. Hub, as borrower, and NAVER, as guarantor, entered into a term loan agreement (the “Mizuho Loan Agreement”) with Mizuho Bank, Ltd. (“Mizuho”) and a term loan agreement (the “SMBC Loan Agreement”) with Sumitomo Mitsui Banking Corporation (“SMBC”), pursuant to which and subject to the conditions set forth therein, each of Mizuho and SMBC committed to provide a term loan in an aggregate amount of JPY 100 billion for NAVER J. Hub to finance the Offers and the Share Consolidation (as defined below) and pay associated fees and expenses. The description of the Mizuho Loan Agreement and the SMBC Loan Agreement is qualified in its entirety by reference to the complete text of the agreements, which have been filed as Exhibit 99.3 and Exhibit 99.4 hereto, respectively, and each of which is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 5 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

The Issuer was a wholly-owned subsidiary of NAVER prior to the Issuer’s initial public offering completed in July 2016. On September 20, 2018, the Issuer issued and allotted to NAVER JPY 36,580,000,000 zero coupon convertible bonds due 2023 (the “2023 Allotment Bonds”) and JPY 36,580,000,000 zero coupon convertible bonds due 2025 (the “2025 Allotment Bonds,” and together with the 2023 Allotment Bonds, the “Allotment Bonds”). Concurrently with the Allotment Bonds, the Issuer issued JPY 36,580,000,000 zero coupon convertible bonds due 2023 (the “2023 Regulation S Bonds”) and JPY 36,580,000,000 zero coupon convertible bonds due 2025 (the “2025 Regulation S Bonds,” and together with the 2023 Regulation S Bonds, the “Regulation S

CUSIP No. 53567X101	13D	Page 6 of 13 pages

Bonds”) through an offering pursuant to Regulation S under the U.S. Securities Act of 1933, as amended, in which NAVER did not participate. Subject to and upon compliance with the applicable terms and conditions, NAVER may convert the 2023 Allotment Bonds into Common Shares at any time during the period from and including October 4, 2018 to and including September 6, 2023, and the 2025 Allotment Bonds into Common Shares at any time during the period from and including October 4, 2018 to and including September 5, 2025. The initial per share conversion prices of the 2023 Allotment Bonds and the 2025 Allotment Bonds are JPY 7,467 and JPY 7,518, respectively.

On September 4, 2018, NAVER, as lender, and Morgan Stanley MUFG Securities Co., Ltd., as borrower, entered into a securities lending agreement, pursuant to which NAVER agreed to provide Morgan Stanley MUFG Securities Co., Ltd. with a stock loan facility of up to 6,000,000 Common Shares (the “Stock Loan Facility”). Pursuant to the Business Integration Agreement (as defined below), NAVER has agreed, by the day before the effective date of the Share Consolidation (as defined below), to terminate the Stock Loan Facility and receive all of the Common Shares loaned pursuant to the Stock Loan Facility, if any, back from the borrower.

On December 23, 2019, NAVER, LINE, SoftBank and Z Holdings Corporation, a Japanese corporation (kabushiki kaisha) listed on the First Section of the TSE and a consolidated subsidiary of SoftBank (“ZHD,” and together with NAVER, LINE and SoftBank, the “Business Integration Parties”), entered into a business integration agreement (the “Business Integration Agreement”), and NAVER and SoftBank entered into a transaction agreement (the “Transaction Agreement,” and together with the Business Integration Agreement, the “Transaction Documents”), each providing the terms of a series of steps to integrate the businesses of LINE and ZHD (the “Business Integration”). Pursuant to the terms of the Transaction Documents, the Business Integration Parties have agreed to effect the following transactions:

(i)	the Offers (as described above);

(ii)

in the event that the Purchasers are unable to acquire all of the Common Shares and ADSs in the Offers, following the consummation of the Offers, any remaining holders of Common Shares or ADSs will be eliminated by a share consolidation of the Common Shares pursuant to the Business Integration Agreement and the Companies Act of Japan or other available squeeze-out procedures (the “Share Consolidation”), with the intended result that, following the Share Consolidation and any other adjustment procedures set forth in the Business Integration Agreement, NAVER and the Purchasers will be the only shareholders of LINE;

(iii)

LINE will implement a cash tender offer for all outstanding common shares of ZHD (the “ZHD Tender Offer”) and Shiodome Z Holdings GK (formerly known as “Shiodome Z Holdings Co., Ltd.”), a Japanese limited liability company (goudou kaisha) and a wholly-owned subsidiary of SoftBank (“SoftBank SPC”), will tender all of its 2,125,366,950 common shares of ZHD, thereby transferring all ZHD common shares owned by SoftBank through SoftBank SPC to LINE;

(iv)

the Reporting Persons and SoftBank will undertake a shareholding adjustment transaction in order to make the ratio of voting rights in LINE held by the Reporting Persons and SoftBank upon the closing of the SoftBank SPC-LINE Merger (as defined below) 50:50;

(v)

SoftBank SPC will merge with and into LINE in an absorption-type merger with LINE as the surviving entity and LINE will allot 180,882,293 newly-issued shares to SoftBank as the merger consideration (the “SoftBank SPC-LINE Merger”); and

(vi)

Simultaneously with the SoftBank SPC-LINE Merger, LINE shall transfer all of its current business operations (except for its ZHD common shares, its rights and obligations under the agreements entered into by it in connection with the Business Integration and other rights and obligations specified in the corporate demerger agreement for such transfer) to LINE Demerger Preparatory Company, a wholly-owned subsidiary of LINE (“LINE Successor”), in an absorption-type corporate demerger, after which a share exchange transaction will be implemented whereby LINE Successor will become a wholly-owned subsidiary of ZHD ((i) through (vi), collectively, the “Transactions”).

CUSIP No. 53567X101	13D	Page 7 of 13 pages

If the Transactions are completed, LINE would hold a controlling stake in ZHD, which would remain listed on the First Section of the TSE and own all of the current business operations of LINE and ZHD.

The description of the Business Integration Agreement in this Item 4 is qualified in its entirety by reference to the complete text of the Business Integration Agreement, which has been filed as Exhibit 99.5 hereto and which is incorporated herein by reference in its entirety. The description of the Transaction Agreement in this Item 4 is qualified in its entirety by reference to the complete text of the Transaction Agreement, which has been filed as Exhibit 99.6 hereto and which is incorporated herein by reference in its entirety.

On August 3, 2020, the Business Integration Parties entered into a business alliance memorandum of understanding (the “Business Alliance MOU”), pursuant to which they have agreed to implement information sharing, review, verification testing and discussion, in order to engage in joint business activities with respect to organizational restructuring, transfers of human resources, procurement of hardware, software, content and other infrastructure, and research and development, among others, subject to, and commencing on or after the date of, the completion of all required procedures under applicable competition laws and other applicable laws, and to the extent relevant to the Business Integration and the businesses which one or more of the Business Integration Parties’ groups conduct in Japan and as permitted by competition and other applicable laws. The foregoing summary is qualified in its entirety by reference to the complete text of the Business Alliance MOU, a copy of which is included as Exhibit 99.7 hereto and incorporated herein by reference in its entirety.

Also on August 3, 2020, the Purchasers commenced the Offers as described above. Simultaneously with filing the Schedule TO, the Reporting Persons, SoftBank and LINE filed with the SEC a Transaction Statement on Schedule 13E-3. The Offers expired at 2:30 a.m., New York City time, on September 15, 2020.

The Reporting Persons and SoftBank plan to request that LINE hold an extraordinary general meeting of shareholders to approve the Share Consolidation around December 2020. At such time, the Reporting Persons and SoftBank collectively will own more than two-thirds of the voting interests of LINE required to approve the Share Consolidation, and NAVER and SoftBank have agreed pursuant to the Business Integration Agreement that the Reporting Persons and SoftBank will vote in favor of the Share Consolidation. The Common Shares are expected to be de-listed from the TSE two Japan business days prior to the closing of the Share Consolidation and the ADSs are expected be de-listed from the NYSE prior to the closing of the Share Consolidation. To the extent permitted by applicable law, the Reporting Persons and SoftBank intend to cause LINE to make a filing with the SEC requesting termination of the registration of the Common Shares and the ADSs under the Exchange Act, which may result in LINE’s reporting obligations with respect to the Common Shares and the ADSs under the Exchange Act being suspended and its Exchange Act registration with respect to the Common Shares and the ADSs being terminated.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

The Reporting Persons may be deemed to beneficially own, in the aggregate, 200,373,878 Shares, which consists of (i) 174,992,000 Shares held by NAVER, (ii) 15,617,335 Shares to be purchased in the Offers and held by NAVER J. Hub and (iii) 9,764,543 Shares issuable upon the exercise of NAVER’s right to convert the Allotment Bonds based on the initial conversion price, representing approximately 79.7% of the Issuer’s issued and outstanding Shares.

For purposes of this Schedule 13D, the Reporting Persons have assumed that the total number of the Issuer’s issued and outstanding Shares is 251,301,642 Shares, which consists of (i) 241,537,099 Shares outstanding (excluding treasury shares held by LINE) as of June 30, 2020 and (ii) 9,764,543 Shares issuable upon the conversion of the Allotment Bonds.

CUSIP No. 53567X101	13D	Page 8 of 13 pages

The Reporting Persons have agreed to act in concert with SoftBank solely for the purposes of consummating the Transactions. Based on the foregoing, the Reporting Persons and SoftBank have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own 215,991,213 Shares. However, the Reporting Persons expressly disclaim beneficial ownership of the 15,617,335 Shares beneficially owned by SoftBank and its related affiliates. The Reporting Persons expressly retain the sole voting and investment power of the Shares that the Reporting Persons beneficially own. SoftBank will file a separate Schedule 13D with respect to its interests.

(b)	Number of Shares as to which NAVER has:

(i)	sole power to vote or to direct the vote: 200,373,878

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 200,373,878

(iv)	shared power to dispose or to direct the disposition of: 0

Number of Shares as to which NAVER J. Hub has:

(i)	sole power to vote or to direct the vote: 200,373,878

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 200,373,878

(iv)	shared power to dispose or to direct the disposition of: 0

(c)

Mr. Hae Jin Lee, Global Investment Officer of NAVER and the chairman of the Issuer’s board of directors, tendered all of the 4,594,000 Common Shares beneficially owned by him into the Offers. Such Common Shares will be accepted for payment by the Purchasers at JPY 5,380 per Common Share.

Except as described in this Schedule 13D, neither of the Reporting Persons, nor to the best of Reporting Persons’ knowledge, any of the persons identified on Schedules A and B attached hereto, has effected any transaction in the Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information in Items 3, 4 and 5 above is incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

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Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement by and between NAVER and NAVER J. Hub, dated as of September 16, 2020.

Exhibit 99.2	U.S. Offer to Purchase dated August 3, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by NAVER, NAVER J. Hub and SoftBank on August 3, 2020).

Exhibit 99.3	Term Loan Agreement by and among NAVER J. Hub, NAVER and Mizuho, dated as of September 16, 2020.

Exhibit 99.4	Term Loan Agreement by and among NAVER J. Hub, NAVER and SMBC, dated as of September 16, 2020.

Exhibit 99.5	Business Integration Agreement by and among NAVER, LINE, SoftBank and ZHD, dated as of December 23, 2019 (English translation) (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by NAVER on December 23, 2019).

Exhibit 99.6	Transaction Agreement by and between NAVER and SoftBank, dated as of December 23, 2019 (English translation) (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed by NAVER on December 23, 2019).

Exhibit 99.7	Business Alliance Memorandum of Understanding by and among NAVER, LINE, SoftBank and ZHD, dated as of August 3, 2020 (English translation) (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by NAVER, NAVER J. Hub and SoftBank on August 3, 2020).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2020

NAVER CORPORATION

By:	/s/ Seongsook Han
Name:	Seongsook Han
Title:	Chief Executive Officer

NAVER J. HUB CORPORATION

By:	/s/ Sang-Jin Park
Name:	Sang-Jin Park
Title:	Representative Director

CUSIP No. 53567X101	13D	Page 11 of 13 pages

SCHEDULE A

Directors and Executive Officers of NAVER Corporation

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Citizenship
Dae-Gyu Byun, Non-Executive Non-Independent Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Chairman of the Board of Directors, NAVER Corporation • Chairman of the Board of Directors, Humax Co., Ltd. • Chief Executive Officer of Humax Holdings Co., Ltd.	Korea

Seongsook Han, Inside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative Director, President and Chief Executive Officer, NAVER Corporation	Korea

In-Hyuk Choi, Inside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Chief Operating Officer, NAVER Corporation • Chief Executive Officer, Happybean Foundation	Korea

In-Moo Lee, Outside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Outside Director and Member of Audit Committee, NAVER Corporation • Professor of Finance and Head of School of Management Engineering, KAIST	Korea

Ui-Jong Cheong, Outside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Outside Director and Member of Audit Committee, NAVER Corporation • Partner, Bae, Kim & Lee LLC	Korea

Jun-Pyo Hong, Outside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Outside Director and Member of Audit Committee, NAVER Corporation • Professor of Plastic Surgery, University of Ulsan College of Medicine; Surgeon, Asan Medical Center	Korea

Do-Jin Jung, Outside Director	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea

•  Outside Director and Member of Audit Committee, NAVER Corporation

•  Professor of Accounting, School of Business Administration, Chung-Ang University

•  Member of International Public Sector Accounting Standards Board

Korea

Sang-Jin Park, Chief Financial Officer	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Chief Financial Officer, NAVER Corporation	Korea

CUSIP No. 53567X101	13D	Page 12 of 13 pages

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Citizenship

Sun-Joo Chae, Chief Communication & Culture Officer	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Chief Communication & Culture Officer, NAVER Corporation	Korea

Hae Jin Lee, Global Investment Officer	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Global Investment Officer, NAVER Corporation	Korea

Seung-Un Kim, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Apollo CIC, NAVER Corporation	Korea

Joo-Kwan Kim, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Group& CIC, NAVER Corporation	Korea

Geon-Soo Lee, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Glace CIC, NAVER Corporation	Korea

Yoon-Sook Lee, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Forest CIC, NAVER Corporation	Korea

Kwang-Hyun Kim, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Search CIC, NAVER Corporation	Korea

Seok-Keun Chung, CIC Representative	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	• Representative, Clova CIC, NAVER Corporation	Korea

CUSIP No. 53567X101	13D	Page 13 of 13 pages

SCHEDULE B

Directors and Executive Officers of NAVER J. Hub Corporation

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Citizenship
Sang-Jin Park, Representative Dirctor	4-1-6, Shinjuku, Shinjuku-ku, Tokyo, Japan	• Chief Financial Officer, NAVER Corporation	Korea

Sun-Joo Chae, Director	4-1-6, Shinjuku, Shinjuku-ku, Tokyo, Japan	• Chief Communication & Culture Officer, NAVER Corporation	Korea

Junghoon Lee, Director	4-1-6, Shinjuku, Shinjuku-ku, Tokyo, Japan	• Leader of Finance Department, NAVER Corporation	Korea